Contact

www.linkedin.com/in/adamhiner
(LinkedIn)
www.ecocaters.com (Other)
www.boochcraft.com (Other)
trilogysanctuary.com/ (Other)

Top Skills

Analytical Skills
Leadership
Sales

Languages

English (Native or Bilingual)

Adam Hiner

Co-Founder of Pacha ♦ Co-Founder of Boochcraft ♦ Acroyoga
Instructor at Trilogy Sanctuary
San Diego, California, United States

Summary

E: adam.hiner@livepacha.com

Adam Hiner has been in the organic food and beverage industry
since 2007, with a proven track record of successfully starting and
building innovative companies. He started Southern California's first
organic catering company, Eco Caters, followed by a farm to table
restaurant, Local Habit, and built strong ties to the food scene in San
Diego. In 2016, Adam launched the first-ever hard kombucha brand
(Boochcraft) and created a whole new category of organic adult
beverages with a sustainable approach. He grew that company to
$15M in revenue before leaving the operations to start PACHA and
remains on the board guiding strategic decisions. Additionally, Adam
sits on the board of directors of The Ecology Center, a regenerative
non-profit farm, which serves as the model for regenerative organic
agriculture in Southern California.

Specialties: • Entrepreneurism • Marketing • Operations • Financial
Marketing • Sales • Mortgage • Organic • Sustainable • California
Creole • Boochcraft • Yoga • Teaching • Acroyoga • Leadership •
Customer Service • Health • Fitness • Nutrition • Spiritual Wellbeing •
Kombucha • California Creole • Finance • Eco Caters

―――

Experience

Pacha
Chief Executive Officer
March 2020 - Present (4 years 2 months)
Vista, California, United States

Organic gluten-free bread that is sprouted, fermented, vegan, paleo and
delicious. Using all of my prior experience starting up companies and brands
in the food and beverage world to take this brand national and be a dominant
player in the gluten-free bread market.

Trilogy Sanctuary
Acroyoga Instructor
August 2014 - Present (9 years 9 months)
San Diego, California

I have been actively involved in the yoga community for over ten years. In 2012, I tried acroyoga for the first time and have discovered a passion in this practice. Having the opportunity to influence and help individuals take their acroyoga skills to the next level has been truly rewarding. In addition to teaching at Trilogy Sanctuary, I also instruct at workshops, retreats, and private lessons.

Trilogy Sanctuary is a health and energy bar striving to create abundance in health through organic food and juice, yoga, meditation, spiritual and nutritional counseling. Trilogy is about balancing mind, body and spirit.

Specialties: • Entrepreneurism • Marketing • Operations • Financial Marketing • Sales • Mortgage • Organic • Sustainable • California Creole • Boochcraft • Yoga • Teaching • Acroyoga • Customer Service • Teaching • Leadership • Health • Fitness • Nutrition • Spiritual Wellbeing • Kombucha • California Creole • Finance • Back End Management • Eco Caters

Boochcraft
Co-Founder
July 2014 - Present (9 years 10 months)
San Diego, California

Boochcraft is a kombucha brewery which brews organic kombucha handcrafted with the highest quality ingredients. We brew both low (1.5% alcohol) and high (7% alcohol) kombucha for sale at bars, restaurants and grocery stores and are distributing through Stone Brewery. Boochcraft is the first high alcohol kombucha brewery in Southern California.

Specialties: • Entrepreneurism • Marketing • Operations • Financial Marketing • Sales • Mortgage • Organic • Sustainable • California Creole • Boochcraft • Yoga • Teaching • Acroyoga • Customer Service • Teaching • Leadership • Health • Fitness • Nutrition • Spiritual Wellbeing • Kombucha • California Creole • Finance • Back End Management • Eco Caters • Brewery

Eco Caters
Co-Founder and CEO
September 2007 - September 2016 (9 years 1 month)

San Diego | Los Angeles | Washington DC

I co-founded Eco Caters in 2007 and have played a key role in implementing marketing, sales, and operation strategies to grow the success of the organization. I currently am involved with handling Eco Caters finances and back end management.

Eco Caters is a eco-friendly, organic catering and event planning organization operating in Los Angeles, San Diego, and Washington DC. We specialize in providing the highest quality catering with handcrafted foods made 100% from scratch while minimizing the impact on the environment. We ensure the highest level of customer satisfaction and have been recognized for our success throughout the years.

Specialties: • Entrepreneurism • Marketing • Operations • Financial Marketing • Sales • Mortgage • Organic • Sustainable • California Creole • Boochcraft • Yoga • Teaching • Acroyoga • Customer Service • Teaching • Leadership • Health • Fitness • Nutrition • Spiritual Wellbeing • Kombucha • California Creole • Finance • Back End Management • Eco Caters • Brewery

Local Habit

Co-Founder

June 2011 - September 2013 (2 years 4 months)

San Diego, California

My business partner and myself decided to bring our farm to table concept to the restaurant world and opened Local Habit. Focused on craft beer and organic dishes with a Cajun twist, Local Habit is a true San Diego favorite. We sold Local Habit in 2013 but it continues its success and its unique New Orleans inspired cuisine.

Local Habit is a vibrant restaurant that looks to New Orleans for inspiration with a seasonal Californian-Creole menu featuring West Coast takes on Louisiana classics.

Specialties: Specialties: • Entrepreneurism • Marketing • Operations • Financial Marketing • Sales • Mortgage • Organic • Sustainable • California Creole • Boochcraft • Yoga • Teaching • Acroyoga • Customer Service • Teaching • Leadership • Health • Fitness • Nutrition • Spiritual Wellbeing • Kombucha • California Creole • Finance • Back End Management • Eco Caters • Brewery • Craft Beer • Restaurant • Local Habit

One Easy Fee Home Loans
Assistant Director
May 2004 - September 2007 (3 years 5 months)

I was responsible for leading the development of a new online instant quote concept for the mortgage industry. I put together the formula and helped developers build and design the website. In addition, I managed the sales, marketing, and advertising teams.

One Easy Fee Home Loans is an online mortgage company giving low cost mortgages to borrowers across the country. It is a simple and convenient quote tool that is built right into the site with online applications.

Specialties: • Entrepreneurism • Marketing • Operations • Financial Marketing • Sales • Mortgage • Organic • Sustainable • California Creole • Boochcraft • Yoga • Teaching • Acroyoga • Customer Service • Teaching • Leadership • Health • Fitness • Nutrition • Spiritual Wellbeing • Kombucha • California Creole • Finance • Back End Management • Eco Caters • Brewery

Cornerstone Mortgage
Associate
May 2004 - September 2007 (3 years 5 months)

While working at Cornerstone Mortgage I had the opportunity to preform all the job functions in the mortgage industry, which expanded my overall view of the field. I was very successful and was promoted several times during my time there.

Cornerstone Mortgage is a direct lender, which allows customers to obtain the best rates on all types of loan programs including: 30yr mortgage, 20yr mortgage, 15yr mortgage, 10yr mortgage, 1yr ARMS, 3yr ARMS, 5yr ARMS, Conventional, Jumbo, and VA.

Specialties: • Entrepreneurism • Marketing • Operations • Financial Marketing • Sales • Mortgage • Organic • Sustainable • California Creole • Boochcraft • Yoga • Teaching • Acroyoga • Customer Service • Teaching • Leadership • Health • Fitness • Nutrition • Spiritual Wellbeing • Kombucha • California Creole • Finance • Back End Management • Eco Caters • Brewery

Education

University of South Carolina-Columbia

BS, Marketing, Finance, Communications · (1999 - 2003)